PUBLIC

17009361

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2017
Washington DC
416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United First Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Eleven Times Square, 16th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Barlow 212-266-5657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1, Suite 1403 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Susan Barlow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United First Partners LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance Officer

Title

JOKELY M. MARINO
Notary P[illegible] State of New York
N[illegible]328744
Qualifi[illegible] Queens County
Commission Expires 8/10/2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
United First Partners, LLC

We have audited the accompanying statement of financial condition of United First Partners LLC as of December 31, 2016. This financial statement is the responsibility of United First Partners LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of United First Partners LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 27, 2017

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

IAPA

ASSETS		
Cash	$	688,605
Restricted cash		144,763
Property and equipment (net of accumulated depreciation of $570,202)		71,185
Due from broker		924,430
Commissions receivable		562,927
Other assets		65,252
Total assets	$	2,457,162
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	828,170
Due to affiliates		523,328
Total liabilities		1,351,498
Member's equity		1,105,664
Total liabilities and member's equity	$	2,457,162

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

United First Partners LLC (the "Company") was formed in New York on August 31, 2010. The Company is wholly owned by United First Partners Holdings LLC (the "Parent"). Effective August 5, 2011, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i), clearing all SEC Rule 15a-6 transactions on a DVP/RVP basis, and SEC Rule 15c3-3(k)(2)(ii) clearing all US institutional transactions on an RVP/DVP basis. The Company does not hold any customer funds or safe keep customer securities. The Company's broker dealer activity consists primarily of selling foreign and domestic corporate equity securities, engaging in U.S. options execution, and providing research reports. The Company commenced its broker dealer operations on August 28, 2012.

In February 2016, The Company received FINRA approval amending the provision of research reports to allow it to issue first party research (research it publishes and distributes) and also approval to engage in the following additional business lines: trading securities for its own account, acting as a selling group agent, private placements, and M&A advisory services. Other than first party research, the Company did not engage in any of these additional approved activities in 2016. The Company's minimum net capital requirement (See Note 4) was not increased with the approval of these additional business lines.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The Company has evaluated subsequent events through the date this financial statement was available to be issued.

Commission Income

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Restricted Cash

The Company is required to maintain cash or cash equivalents as collateral for a standby letter of credit. See Note 6.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The loss of the Company is reported on the Parent's tax returns. The Company is subject to taxation in local jurisdictions. As of December 31, 2016, the Company's tax returns for tax years 2013 to 2016 are subject to examination by the tax authorities.

Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. The difference is primarily due to capitalized start-up costs, depreciation, and net operating losses for income tax reporting. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The deferred tax asset and the valuation allowance decreased by approximately $23,000 during 2016. At December 31, 2016, the Company's deferred tax asset is as follows:

Deferred Tax Asset	$ 157,000
Valuation Allowance	$ 157,000

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2016, The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

Translation of Foreign Currency

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rate. Gains and losses resulting from foreign currency transactions, which are translated at the transaction date, are included in net income (loss).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and brokers with maturities of three months or less

2. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

3. Property and Equipment

The components of Property and Equipment are:

Leasehold improvements	$	333,254
Furniture and fixtures		132,421
Office equipment		175,712
		641,387
Less: Accumulated depreciation and amortization		(570,202)
	$	71,185

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2016, the Company had net capital of $711,820 which was $461,820 in excess of its required net capital of $250,000.

5. Restricted Cash and Lease Guarantee

The Company is required to maintain a standby letter of credit in the amount of $144,763 to guarantee payment of its leased office space in New York City. The Company has pledged deposits of $144,763 as collateral in a bank account. As of December 31, 2016, no amounts were drawn on the letter of credit.

6. Operating Leases

Effective March 26, 2012, the Company entered into a lease agreement to lease office space in New York City that expires on September 30, 2017. The Company also leased office space on a month to month basis in Washington, DC and San Francisco, California. Notice to terminate the Washington, DC lease was given in December 2016, the notice period is three months and therefore the Company is liable for three months of rent in 2017. The San Francisco office was also terminated in 2016 and no further lease obligations are required in respect of that office space.
The minimum annual lease payment under the New York City lease for 2017 is $270,718.

7. Due from Clearing Broker

In the normal course of business, the Company acts as an introducing broker and, accordingly, substantially all of the Company's securities transactions, money balances, and security positions are transacted and held with the Company's clearing broker. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties. Cash denominated in foreign currencies are: Long positions: British pounds 244, Euro 116,162, Norwegian Krone 77, Swedish Krone 88; Short Positions: Canadian dollar 4,981, Swiss Franc 3,446, Japanese Yen 14,934. Net long positions, translated to $115,575 US Dollars, are carried at the Company's Clearing broker. At December 31, 2016, $934,430 was due from its clearing broker.

8. Related Party Amounts

As of December 31, 2016, related party amounts payable are as follows:

Due to United First Partners Holdings LLC	$	19,515
Due to UFP Research SA		495,813
Due to United First Partners LLP		8,000
	$	523,328

The Company is 100% owned by United First Partners Holdings LLC ("UFP Holdings LLC") and is under common control with UFP Research SA and United First Partners LP ("UFP LLP").
At December 31, 2016, commissions receivable and commissions payable include amounts due from and to a related entity aggregating $286,489 and $142,975, respectively.

PUBLIC.

UNITED FIRST PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

UNITED FIRST PARTNERS LLC

CONTENTS